UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Emmis Communications Corporation
(Name of Issuer)
6.25% Series A Cumulative Convertible Preferred Stock, $.01 par value
(Title of Class of Securities)
291525202
(CUSIP Number)
Greg Lempel
1177 West Loop South
Suite 1625
Houston, Texas 77027
(713) 482-2196
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
July 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525202

1	NAMES OF REPORTING PERSONS Radoff Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	291525202

1	NAMES OF REPORTING PERSONS Bradley Louis Radoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		47,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		47,500

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	47,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	291525202
SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the Radoff Family Foundation (the “Foundation”) and Bradley Louis Radoff (together with the Foundation, the Reporting Persons”) relating to 6.25% Series A Cumulative Convertible Preferred Stock, $.01 par value (the “Preferred Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”), purchased by the Reporting Persons. As the President of the Foundation, Mr. Radoff may direct the vote and disposition of the 10,000 shares of Preferred Stock held by the Foundation.

Item 1.	Security and Issuer

Securities acquired:	6.25% Series A Cumulative Convertible Preferred Stock, $.01 par value (the “Preferred Stock”).

Issuer:	Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204
Item 2. Identity and Background
(a) This Schedule 13D is jointly filed by the Radoff Family Foundation (the “Foundation”) and Mr. Bradley Louis Radoff (together with the Foundation, the “Reporting Persons”). Because Mr. Radoff is the President of the Foundation, Mr. Radoff may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owner of all of the shares of Preferred Stock held by the Foundation.
(b) The principal place of business for the Reporting Persons is 1177 West Loop South, Suite 1625, Houston, Texas 77027.
(c) The principal business of the Foundation is charity. The principal occupation of Mr. Radoff is investment management.
(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Foundation is a Texas 501(c)(3) corporation. Mr. Radoff is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds
As of July 19, 2010, the Reporting Persons had invested $1,090,291.81 (inclusive of brokerage commissions) in Preferred Stock of the Issuer. The source of these funds was the working capital of the Foundation and the personal funds of Mr. Radoff.

Item 4.	Purpose of the Transaction
The Reporting Persons are aware that on May 25, 2010, the Issuer executed an agreement and plan of merger (the “Merger Agreement”), that, if consummated, would result in the Issuer being taken private by Jeffrey H. Smulyan, the Issuer’s Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Issuer’s Class A Common Stock, (b) an offer to exchange (the “Exchange Offer”) all outstanding Preferred Stock for new 12% PIK Senior Subordinated Notes due 2017 and (c) a solicitation of proxies to amend certain terms of the Preferred Stock (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Stock, whether or not proposed in connection with the Merger Agreement, are referred to herein as the “Proposed Amendments”). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least 2/3 of the outstanding Preferred Stock, voting as a separate class.
On July 9, 2010, Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Stock against the Proposed Amendments; (2) restrict dispositions of Preferred Stock; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Issuer, or derivative instruments with respect to securities of the Issuer; (4) consult with each other prior to making any public announcement concerning the Issuer; and (5) share certain expenses incurred in connection with their investment in the Preferred Stock, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The Lock-Up Holders collectively own 969,858 shares of Preferred Stock, representing approximately 34.5% of the issued and outstanding shares of Preferred Stock of the Issuer. The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as Exhibit 99.2 and is hereby incorporated herein by reference.
The Reporting Persons acquired and continue to hold the Preferred Stock reported herein for investment purposes. The Reporting Persons may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Persons’ investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of their Preferred Stock, or may purchase additional securities of the Issuer, on the open

CUSIP No.	291525202
market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of shares of Preferred Stock reported to be owned by the Reporting Persons is based upon 2,809,170 shares of Preferred Stock outstanding.
As of July 19, 2010, the Foundation beneficially owned 10,000 shares of Preferred Stock, representing approximately 0.4% of the issued and outstanding shares of Preferred Stock of the Issuer.
In addition, as of July 19, 2010, Mr. Radoff may be deemed the beneficial owner 47,500 shares of Preferred Stock held by the Foundation and Mr. Radoff directly, representing approximately 1.7% of the issued and outstanding shares of Preferred Stock of the Issuer. Mr. Radoff disclaims beneficial ownership of the shares of Preferred Stock held by the Foundation.
As it relates to the ownership of the Preferred Stock of the Issuer, by virtue of the relationships among the Reporting Persons and the other Locked-Up Holders described in Item 4 above, such parties may be deemed to have formed a group under the Act. If the Reporting Persons and the other Locked-Up Holders are deemed to have formed a group, the group may be deemed to collectively own 969,858 shares of Preferred Stock, representing approximately 34.5% of the issued and outstanding shares of Preferred Stock of the Issuer. According to the Lock-Up Agreement, each of the other members of such potential group may be deemed to own the following amount of shares of Preferred Stock of the Issuer:
Double Diamond Partners, LLC may be deemed the beneficial owner of 51,000 shares of Preferred Stock of the Issuer.
Zazove Aggressive Growth Fund, L.P. may be deemed the beneficial owner of 117,098 shares of Preferred Stock of the Issuer;
R2 Investments, LDC may be deemed the beneficial owner of 337,050 shares of Preferred Stock of the Issuer;
DJD Group LLC may be deemed the beneficial owner of 101,210 shares of Preferred Stock of the Issuer;
Third Point LLC may be deemed the beneficial owner of 216,000 shares of Preferred Stock of the Issuer; and
LKCM Private Discipline Master Fund, SPC may be deemed the beneficial owner of 100,000 shares of Preferred Stock of the Issuer.
The members of the potential group may also own Class A Common Stock of the Issuer.

CUSIP No.	291525202
The filing of this Schedule 13D shall not be construed as admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any of the shares of Preferred Stock owned by the other members of the potential group described above. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.
(b) By virtue of his position with the Foundation, Mr. Radoff has the sole power to vote and dispose of the shares of Preferred Stock owned by the Foundation reported in this Schedule 13D. Mr. Radoff also has the sole power to vote and dispose of the shares of Preferred Stock owned by him directly reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Mr. Radoff is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the 10,000 shares of Preferred Stock owned by the Foundation. Pursuant to Rule 13d-4, Mr. Radoff disclaims all such beneficial ownership.
The Reporting Persons do not have knowledge of the power to vote and dispose of the shares of Preferred Stock of the other members of the potential group described in Section 5(a) above.
(c) During the past sixty (60), the Reporting Persons effected the following purchases of shares of Preferred Stock of the Issuer in the open market:

Reporting Person	Date	Price per Share	Number of Shares

Bradley Louis Radoff	6/28/10	$21.7126	17,500
The Reporting Persons do not have knowledge of the transactions in the shares of Preferred Stock of the other members of the potential group described in Section 5(a) above.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Preferred Stock.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein and in Item 4, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No.	291525202

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between the Radoff Family Foundation and Bradley Louis Radoff dated July 19, 2010.

Exhibit 99.2	Lock-up Agreement dated as of July 9, 2010 by and among Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff and LKCM Private Discipline Master Fund, SPC.

CUSIP No.	291525202
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 19, 2010

Radoff Family Foundation
By:	/s/ Bradley Louis Radoff
	Name:	Bradley Louis Radoff
	Title:	President

/s/ Bradley Louis Radoff
Bradley Louis Radoff